UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

STELLANTIS N.V.

(Exact name of the registrant as specified in its charter)

The Netherlands	001-36675
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

Taurusavenue 1-41 2132LS, Hoofddorp The Netherlands	Not applicable
(Address of principal executive offices)	(Zip Code)

Giorgio Fossati General Counsel +31 23 700 1511

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____________.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Our Conflict Minerals Report for the calendar year ended December 31, 2022 is filed as Exhibit 1.01 to this Form SD and is publicly available at https://www.stellantis.com/en/investors/reporting/sec-filings. The website and its content are not incorporated by reference into this report.

Item 1.02 Exhibit

Our Conflict Minerals Report for the calendar year ended December 31, 2022 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 31, 2023	Stellantis N.V. (Registrant)

/s/ Maxime Picat
Maxime Picat
Chief Purchasing & Supply Chain Officer